UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-41774

GMEX Robotics Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Private Placement of Class A Ordinary Shares and Warrants

On June 8, 2026, GMEX Robotics Corporation, a British Virgin Islands company (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers, in a private placement, an aggregate of 1,870,558 Class A ordinary shares, par value $0.0896 per share, of the Company (the “Shares”), and private warrants to purchase an aggregate of 3,741,116 Class A ordinary shares of the Company (the “Warrants” and, together with the Shares and the shares issuable upon exercise of the Warrants, the “Securities”), for an aggregate purchase price of $2,000,000, before deducting placement agent fees and other offering expenses payable by the Company.

The purchase price for the Shares sold in the offering was $1.0692 per ordinary share, which represents a 20% premium to the closing price of the Company’s Class A ordinary shares on June 08, 2026.

Pursuant to the Purchase Agreement, the Purchasers’ obligation to pay the purchase price for the Securities sold in the initial closing is absolute and unconditional and is payable no later than the 90th day following the closing. Each Purchaser was required to execute a secured promissory note in favor of the Company to evidence such payment obligation. The notes are secured by the Shares, the Warrants, and all Class A ordinary shares issuable upon exercise of the Warrants. The security interest does not limit the Company’s right to bring a collection action against any Purchaser on such Purchaser’s unconditional promise to pay. Pending payment in full, the Securities are subject to transfer restrictions, restrictive legends and stop-transfer instructions and are held in trust by the Company in the name of each Purchaser. The Company will have the right, in addition to all other remedies available at law or in equity, to cancel the applicable Shares and Warrants if a Purchaser fails to timely pay the purchase price.

Each Warrant has an initial exercise price of $1.0692 per share, subject to adjustment as provided in the Warrant. The Warrants are exercisable from the date of closing and will expire on at the close of business on the 30th date thereafter. The Warrants may be exercised for cash or, at the holder’s election, on a cashless basis pursuant to the formula set forth in the Warrants. The Warrants also contain customary adjustments for share dividends, share splits, combinations, reclassifications and fundamental transactions, together with certain reset and anti-dilution provisions, beneficial ownership limitations and limitations designed to comply with applicable Nasdaq rules, including any required shareholder approval requirements.

The Company may sell additional Class A ordinary shares in one or more additional closings under the same terms as the Purchase Agreement for up to $8 million of proceeds and Purchasers shall have certain rights to participate in same as prescribed by the Purchase Agreement, subject to certain limits.

The Securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are being offered and sold in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(c) of Regulation D promulgated thereunder. The Company agreed to file a Form D with the Securities and Exchange Commission and to make such state securities or blue sky filings as may be required in connection with the private placement.

The Purchase Agreement also provides that the Purchasers will be subject to a 12-month lock-up following the closing date, subject to certain limited permitted transfers to affiliates who agree to be bound by the same restrictions.

The Purchase Agreement provides that, for a period ending on the second anniversary of the initial closing, if the Company commences certain subsequent private placements of Class A ordinary shares, with or without warrants or other securities, for cash, the Company will provide the Purchasers with prior written notice and the right, but not the obligation, to participate in such subsequent offering on the same terms and conditions offered to other investors, subject to applicable law, Nasdaq rules and applicable ownership or issuance limitations. These participation rights cease to apply once the aggregate subscriptions by the applicable Purchaser, including such Purchaser’s subscription amount under the Purchase Agreement, equal at least $500,000.

Rodman & Renshaw, a financial advisor to the Company, will receive a fee equal to 2.5% of the gross proceeds received by the Company in the private placement.

The foregoing descriptions of the Purchase Agreement, the Warrants and the secured promissory notes do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Purchase Agreement, the form of Warrant and the form of secured promissory note, copies of which are attached hereto as Exhibits 10.1, 4.1 and 10.2, respectively, and are incorporated herein by reference.

Press Release

On June 9, 2026, the Company issued a press release announcing the entry into the Purchase Agreement and the private placement. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description
4.1	Form of Private Warrant.
10.1	Form of Securities Purchase Agreement, dated as of June 8, 2026, by and among GMEX Robotics Corporation and the purchasers party thereto.
10.2	Form of Secured Promissory Note
99.1	Press Release, dated June 9, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GMEX ROBOTICS CORPORATION

Date: June 9, 2026

By:	/s/ Yinying Lu
Name:	Yinying Lu
Title:	Chief Executive Officer and Director